

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 29, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 29, 2026, The Nasdaq Stock Market (the "Exchange") received from M EVO GLOBAL ACQUISITION CORP II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Ordinary Shares, $0.0001 par value

Redeemable Warrants – each exercisable for one Class A ordinary share at $11.50 per Class A Ordinary Share

Units, each consisting of one Class A ordinary share and one-half of one Redeemable Warrant

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi